October 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC
(File No. 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR the Registration Statement on Form N-2 pursuant to the requirements of the Securities Act of 1933, as amended, and Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the requirements of the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Private Equity Fund, LLC (the “Fund”), a Delaware limited liability company.

Pursuant to Section 6 of the Securities Act, the Registration Fees have been calculated and transmitted, in the amount of $58,100, to the designated US Treasury account.

Please direct any questions or comments regarding this filing to the undersigned at (415) 315-6366. Thank you for your attention in this matter.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Lewis Collins, AMG Funds LLC
Gregory C. Davis